UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001- 33303

TARGA RESOURCES PARTNERS LP

(Exact name of registrant as specified in its charter)

1000 Louisiana, Suite 4300

Houston, TX 77002

(713) 584-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units representing limited partner interests

(Title of each class of securities covered by this Form)

9.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Units representing limited partner interests	Three

Explanatory Note: This Amendment No. 1 is being filed to make clear that Targa Resources Partners LP’s 9.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units continue to be subject to the reporting requirements of Section 13(a) or 15(d).

Pursuant to the requirements of the Securities Exchange Act of 1934, Targa Resources Partners LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 23, 2016

TARGA RESOURCES PARTNERS LP
BY:	Targa Resources GP LLC, its general partner

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Executive Vice President and Chief Financial Officer